SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2009
Shaw Communications Inc.
(Translation of registrant’s name into English)
Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta T2P 4L4 (403) 750-4500
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐
     If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	March 24, 2009
Shaw Communications Inc.
By:
/s/ Steve Wilson

Steve Wilson
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE
Shaw announces second quarter subscriber results and
reconfirms full year financial guidance
Calgary, Alberta (March 24, 2009) — Shaw Communications Inc. today announced subscriber results for the second quarter ended February 28, 2009. Subscriber growth in the quarter was solid. Basic cable subscribers increased 4,273 to 2,273,904, Digital and Internet customers grew by 106,489 to 1,076,373 and 26,130 to 1,626,334, respectively, and Digital Phone lines were up 50,848 to 719,376. DTH customers increased 3,657 to 896,633.
Subscriber Highlights

			Growth
	Total balances as at		Three months ended	Six months ended
	February 28,	August 31,	February 28,	February 28,
	2009	2008 (1)	2009	2009

Subscriber statistics:
Basic cable customers	2,273,904	2,260,433	4,273	13,471
Digital customers	1,076,373	909,167	106,489	167,206
Internet customers (including pending installs)	1,626,334	1,569,052	26,130	57,282
DTH customers	896,633	892,528	3,657	4,105
Digital phone lines (including pending installs)	719,376	611,931	50,848	107,445

(1)	August 31, 2008 figures are restated for comparative purposes as if the acquisition of the Campbell River cable system in British Columbia had occurred on that date.
Chief Executive Officer and Vice Chair Jim Shaw commented “Our subscriber results for the quarter were strong, demonstrating the resilience of our business and strength of our strategy in the face of weaker economic conditions. Our Digital growth continues to gain momentum, with a record quarterly gain of over 100,000 customers. We recently enhanced internet speeds, increasing the speed of all High Speed products by 50% or greater; launched High Speed Nitro, a new 100 Mbps service; and, increased our people power to further enhance our ability to provide customers leading edge products and exceptional service. The strength of our customer service and technology platform are key competitive advantages for the Company and we remain on track to achieve our financial guidance for fiscal 2009, which includes generating free cash flow of at least $500 million.”
These subscriber results are provided for information purposes only. The increase in Digital customers should not be used to infer or expect a material growth in financial results in the quarter. Shaw Communications Inc. plans to release its unaudited second quarter financial results on April 8, 2009.

The statement as to the Company’s guidance is a forward-looking statement and there are risks which may cause actual results to differ materially. You should not place undue reliance on the guidance. Certain readers use the guidance to assess the Company’s expected operational and financial performance and as an indicator of its ability to service debt and return cash to shareholders. The guidance may not be appropriate for other purposes. The guidance is based on assumptions about general economic and industry growth rates, currency exchange rates, technology deployment, content and equipment costs, and industry structure and stability and is subject to factors that could cause actual results to be materially different from the guidance, including, among others: general economic, market or business conditions and industry trends; opportunities that may be presented to and pursued by Shaw; Shaw’s ability to execute its strategic plans; changes in the competitive environment in the markets in which Shaw operates and from the development of new markets for emerging technologies; changing conditions in the entertainment, information and communications industries; and changes in laws and regulations, political and regulatory policies and decisions by regulators that affect Shaw or the markets in which it operates. These and other assumptions and factors are discussed in the Company’s Management’s Discussion and Analysis for fiscal 2008 and for Q1 2009.
Shaw Communications Inc. is a diversified communications company whose core business is providing broadband cable television, High-Speed Internet, Digital Phone, telecommunications services (through Shaw Business Solutions) and satellite direct-to-home services (through Star Choice). The Company serves 3.4 million customers, including over 1.6 million Internet and 700,000 Digital Phone customers, through a reliable and extensive network, which comprises 625,000 kilometres of fibre. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX — SJR.B, NYSE — SJR).
For more information, please contact:
Shaw Investor Relations
Investor.relations@sjrb.ca

2